TSE:DOL NASDAQ:DYOLF

April 30, 2004

Dynamic Announces $11.2 Million Bought Deal Financing

Vancouver, British Columbia– Dynamic Oil & Gas Inc. ("Dynamic") is pleased to announce that it has entered into a bought deal financing agreement with both Octagon Capital Corporation as lead underwriter and Raymond James Ltd. Pursuant to the terms of the agreement, Dynamic has agreed to issue, by way of private placement, 2,000,000 flow-through shares at $5.60 each on a firm underwriting basis. As well, at the option of the underwriters exercised at least one business day before closing, Dynamic has agreed to issue 400,000 common shares at $4.55 each. The total gross proceeds of the offering, if the underwriters exercise their option, will be $13,020,000.

The net proceeds of the share offering will be used to accelerate Dynamic’s continued exploration and development of Dynamic’s core oil and natural gas properties at Cypress/Chowade and Orion. Proceeds of the offering may be used to temporarily reduce indebtedness until required for the foregoing purposes. Proceeds from the flow-through shares will, where appropriate, be used to incur certain types of Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada) and Dynamic will renounce, for the 2004 taxation year, such CEE in favour of original holders of the flow-through shares in an amount equal to the issue price for each flow-through share. Closing is subject to normal closing conditions including obtaining required regulatory approvals and is scheduled to occur on or about May 19, 2004.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

On Behalf of the Board of Directors,

Wayne Babcock
Chief Executive Officer

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE EQUITY FINANCING WILL BE COMPLETED FOR THE AMOUNT AND IN THE TIME EXPECTED. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com